EXHIBIT B
Transactions in Common Stock by Pebbleton During the Past Sixty (60) Days
     Exhibit B of the Original Schedule 13D is hereby amended to add the following:
     The following purchases of shares have been made by Pebbleton Corporation N.V. and were effected on NYSE Alternext U.S., formerly known as the American Stock Exchange, since the date the Original Schedule 13D was filed with the Commission:

Date	Securities Involved	Weighted Average Price per Share
February 2, 2009	117,500	$4.85
February 3, 2009	193,800	$4.87
February 4, 2009	132,700	$4.91
February 5, 2009	305,100	$4.87
February 6, 2009	123,800	$4.94
February 9, 2009	40,200	$5.00
February 10, 2009	161,300	$4.94

7